

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2010

Ms. Ana M. Menendez
Chief Financial Officer
Watsco, Inc.
2665 South Bayshore Drive, Suite 901
Coconut Grove, FL 33133

> **Re:** **Watsco, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **File No. 001-05581**

Dear Ms. Menendez:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year End December 31, 2009

Item 9A. Controls and Procedures, page 14

1.   It appears that the last sentence of this section defines disclosure controls and procedures. However, the second part of this sentence appears to be providing a conclusion as to the effectiveness, at a reasonable assurance level, of your disclosure controls and procedures to record, process, summarize and report information within the time periods specified in the Commission's rules and forms. Please advise. Further, to the extent your disclosure controls and procedures are designed to provide reasonable assurance, please confirm to us that with respect to the conclusion disclosed in the second sentence of this section, your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. Please also respond to this comment with respect to the similar disclosure in your Form 10-Q for the quarter ended March 31, 2010.

Item 15. Exhibits and Financial Statement Schedules, page 15

2.   We note that you have not filed on EDGAR the exhibits and schedules to the revolving credit agreement filed as exhibit 10.12 to the Form 10-K. We also note that you incorporate this agreement by reference to a Form 8-K filed on August 6, 2007. Please amend this Form 8-K to file a complete, executed copy of this agreement, including all exhibits and schedules.

3.   We note that you have not filed on EDGAR the schedules to your credit agreement filed as exhibit 10.17 to the Form 10-K. We also note that you incorporate this agreement by reference to a Form 8-K filed on July 8, 2009. Please amend this Form 8-K to file a complete, executed copy of this agreement, including all schedules.

4.   We note the revolving credit agreement filed as exhibit 10.18 to the Form 10-K and have the following comments:

- It does not appear that you have filed on EDGAR the exhibits and schedules to this agreement. Please file with your next periodic report or with a current report on Form 8-K a complete, executed copy of this agreement, including all exhibits and schedules.

- The exhibit 10.18 description references Amendment No. 1. However, it does not appear that this amendment has been filed on EDGAR. Please file with your next periodic report or with a current report on Form 8-K a complete, executed copy of this amendment, including all exhibits and schedules.

Exhibit 13

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Valuation of Goodwill and Indefinite Lived Intangible Assets

5.   Please tell us and disclose in future filings whether you have multiple reporting units that are subject to goodwill impairment testing, and supplementally provide us with your analysis that supports this determination. See FASB ASC 350-20-35-34 through 35-38 for guidance.

6.   To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying value, and goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results, please revise future filings to provide the following disclosures for each reporting unit:

- The percentage by which fair value exceeds carrying value as of the most-recent step-one test.
- The amount of goodwill allocated to the reporting unit.
- A description of the assumptions that drive the estimated fair value.
- A discussion of any uncertainties associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that deviate from your historical results, please include a discussion of these assumptions.
- A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.
- Any other material and useful information you gather and analyze regarding the risks of recoverability of your goodwill.

If you have determined that estimated fair values substantially exceed carrying values for your reporting units, please disclose that determination in future filings. Refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Codification of Financial Reporting Policies for guidance.

Results of Operations

General

7.   In your discussion of revenue, gross profit and selling, general and administrative expenses, you refer to "same-store basis" when discussing fluctuations between periods. In future filings, please consider quantifying the amount of stores that are included in your baseline of "same-store basis," as well as providing a rollfoward that indicates additions and reductions to this amount during the year. We believe this presentation will enhance your current disclosures by providing context to the information you have provided.

Liquidity and Capital Resources

Operating Activities

8.   In future annual filings, please discuss the primary reason(s) for the material fluctuations to your working capital items, to the extent applicable (for example, the reason for lower reductions in inventories). See Section 501.13.b.1 of the Codification of Financial Reporting Policies for guidance.

Consolidated Financial Statements

Note 15 – Supplemental Cash Flow Information

9.   In future filings, please revise your disclosure to include the non-cash consideration issued to Carrier for the 60% controlling interest in the joint venture. See FASB ASC 230-10-50-3 for guidance.

Definitive Proxy Statement on Schedule 14A

Risk Considerations in our Compensation Programs, page 19

10.   We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion.

Compensation Discussion and Analysis, page 20

Financial and Non-Financial Metrics Used in Compensation Programs, page 21

11.   In future filings, please revise to clearly explain how you consider each financial and non-financial performance metric in your determination of each named executive officer's compensation. Please also explain whether you assign a particular weight to each metric in your consideration and identify the performance metrics used in your determination regarding each element of compensation.

Review of Named Executive Officers and Subsidiary Presidents Performance, page 22

12.   In future filings, please revise to further explain how the Committee balances each compensation element against competitive salary levels.   For example, does the Committee use general compensation survey data or does it benchmark its compensation to selected peer companies?

Elements of Compensation, page 22

Base Salary, page 23

13.   We note that the base salary amounts for each named executive officer decreased from 2008 to 2009. In future filings, please provide a materially complete description of the reasons why you determined to change base salary amounts.

Annual Cash Incentives, page 23

14.   In future filings, please provide a materially complete description of the compensation decisions relating to annual cash incentives. For example, explain why the committee

determined not to pay cash incentives, such as failure to meet specified and disclosed performance targets. Please also identify the specific company and individual performance expectations you evaluate in determining whether each named executive officer will receive an annual incentive payment. <u>See</u> Items 402(b)(2)(v) and 402(b)(2)(vii) of Regulation S-K.

<u>Long-Term Share-Based Compensation, page 23</u>

15.   In future filings, please revise to explain how you determine the allocation of non-qualified options and non-vested (restricted) stock awards. <u>See</u> Item 402(b)(2)(iii) of Regulation S-K.

<u>Chief Executive Officer, page 24</u>

16.   In future filings, please explain why your chief executive officer's incentive compensation is structured in a different manner than that of your other named executive officers.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Dale Welcome at (202) 551-3865 or Al Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone at (202) 551-3262 or Andrew Schoeffler at (202) 551-3748 with any other questions.

                                         Sincerely,

                                         John Cash
                                         Accounting Branch Chief